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                       U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                          SEC FILE NUMBER: 0-21753

                                          CUSIP NUMBER: 81760P 10 4

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
                          [ ] Form 10-Q and Form 10-QSB
                                  [ ] Form N-SAR

    For Period Ended: August 31, 1997. . . . . . . . . . . . . . . . . . . . . .
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:. . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

PART I - REGISTRANT INFORMATION

    Full Name of Registrant: Service Systems International, Ltd.

    Former Name if Applicable. . . . . . . . . . . . . . . . . . . . . . . . .

    Address of Principal Executive Office ( Street and Number)
    2800 Ingleton Avenue                             . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

    City, State and Zip Code . . . . . . . . . . . . . . . . . . . . . . . . .
    Burnaby, B.C. Canada V5C 6G7 . . . . . . . . . . . . . . . . . . . . . . .

PART II - RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [PARA23,047], the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or


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expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (PARA72,435), effective April 12, 1989, 54 F.R. 10306.]

    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (PARA72,435), effective April 12, 1989, 54 F.R. 10306; and
Release No. 34-30968 (PARA72,439), effective August 13, 1992, 57 FR 36442.]

    The Registrant's Report on Form 10-KSB due on November 30, 1997 will be the first annual report due by the Registrant since it became a reporting company. Because the Registrant has recently appointed new independent accountants to prepare its financials, the preparation of the Registrant's financials and the associated Management's Discussion has taken longer than expected and cannot be completed without unreasonable expense and effort.

PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification John Gaetz 1-800-801-5656, or Alison K. Schuler 1-(505) 872-0800.

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X] Yes         [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ ] Yes          [X] No

    If so:  attach an explanation of the anticipated change, both

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narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Service Systems International, Ltd.

                     (Name of Registrant as specified in charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 25, 1997     By /S/
                             -------------------------------------------------
                             John Gaetz, Secretary/Treasurer


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